NO ACT

PE
1-15-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013724

March 12, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-10

John F. Maas

*** FISMA & OMB Memorandum M-07-16 ***

Re: First Mariner Bancorp
Incoming letter dated January 15, 2010

Dear Mr. Maas:

This is in response to your letter dated January 15, 2010 concerning the shareholder proposal that you submitted to First Mariner. On January 8, 2010, we issued our response expressing our informal view that First Mariner could exclude the proposal from its proxy materials for its upcoming special and annual meetings. You have asked us to reconsider our position as it relates to the proxy materials for the annual meeting. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

cc: Eugene A. Friedman
Secretary
First Mariner Bancorp
1501 South Clinton Street
Baltimore, MD 21224

John F. Maas

*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2010

Heather L. Maples, Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4561

Re: First Mariner Bancorp

Dear Ms. Maples,

In response to your letter dated January 8, 2010 (copy enclosed) and the response of the SEC of the same date (copy enclosed) regarding the inclusion of the Shareholder Proposal which I submitted on November 23, 2009 (copy enclosed) which was acknowledged to have been received by the Bank on November 24, 2009 (copy of e-mail acknowledgement is enclosed), I respectfully request that the position of the Commission regarding the inclusion of the proposal in the proxy for the annual meeting be reconsidered.

As indicated in your letter, the Commission has stated that no action will be taken if the Bank does not include the proposal in both the special meeting proxy material as well as the annual meeting proxy material. I want to address the Commission's position as it relates to the Annual Meeting proxy.

The proposal has been submitted in prior years and has received support in some years of over 40% of the shareholders' votes. The Commission in the past has rejected First Mariner's attempts to have the proposal eliminated from the proxy. In fact in some years, the First Mariner has not even sought the Commission's ruling. Consider the following:

Proposal as submitted for inclusion in 2010 Annual Meeting:

RESOLVED: The shareholders of First Mariner Bancorp urge the Board of Directors to adopt a policy that the Chairman of the Board and CEO be two different individuals and the Chairman an independent director, elected by the directors.

Proposal submitted and voted upon May 2009 receiving 33.7% approval:

RESOLVED: The shareholders of First Mariner Bancorp (FMB) urge the Board of Directors to adopt a policy that the Chairman of the Board and CEO be two different individuals and the Chairman be an independent director, elected by the directors

Proposal submitted and voted upon May 2008 receiving 42.5% approval:

RESOLVED: The shareholders of First Mariner Bancorp (FMB) urge the Board of Directors to adopt a policy that the Chairman of the Board and CEO be two different individuals and the Chairman be an independent director, elected by the directors

Proposal submitted and voted upon May 2007 receiving 37.8 % approval:

RESOLVED: The shareholders of First Mariner Bancorp (FMB) urge the Board of Directors to adopt a policy that the Chairman of the Board and Chief Executive Officer be two different individuals and the Chairman be an independent director, elected by the directors

Proposal submitted and voted upon May 2006 receiving 43.59 % approval:

RESOLVED: The shareholders of First Mariner Bancorp (FMB) urge the Board of Directors to adopt a policy that the Chairman of the Board and Chief Executive Officer be two different individuals and the Chairman be an independent director, elected by the directors.

Proposal submitted and voted upon May 2005 receiving 20.7 % approval:

RESOLVED: That the shareholders of First Mariner Bancorp (FMB) urge the Board of Directors to adopt a policy that the Chairman of the Board and Chief Executive Officer (CEO) be two different individuals and that the Chairman be an independent director, elected by the directors.

As you can see the exact same proposal has been submitted and voted upon by the shareholders in the past. The Commission did not object to the proposal in any of the prior years when the Bank sought to exclude the proposal. In other years the Bank did not seek to have it excluded.

I respectfully request that the Commission reconsider its position regarding the inclusion of the proposal in the proxy material for the Annual Meeting.

Sincerely,



John F. Maas